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Filed Pursuant to Rule 424(b)(1)
Registration No. 333-118666

        PROSPECTUS

CRUZAN INTERNATIONAL, INC.

Up to 408,787 Shares of Common Stock
Issuable Upon Exercise of Subscription Rights

        We are offering at no charge to holders of our common stock non-transferable subscription rights to purchase up to an aggregate of 408,787 shares of our common stock at a cash subscription price of $13.91 per share. For each five shares of our common stock you own as of the close of business on Friday, May 20, 2005 you will receive one right to purchase one share of our common stock at a cash subscription price of $13.91 per share. You will not be entitled to receive any subscription rights unless you are a stockholder of record of shares of our common stock as of the close of business on Friday, May 20, 2005.

        You must exercise your rights before they expire at 5:00 p.m., Eastern Time, on Tuesday, June 21, 2005, 30 days after commencement of the offering, unless we extend the rights offering. There is no minimum number of shares that must be sold to complete the offering. We may also elect to terminate the rights offering at any time prior to consummation of the rights offering.

        Each subscription right entitles you to a basic subscription right and an oversubscription right. Under the basic subscription right, you may purchase shares of our common stock at a subscription price of $13.91 per share. If you exercise your basic subscription rights in full, you may participate in the oversubscription right. Under the oversubscription right, you will be entitled to subscribe, at the same subscription price, for that portion of the shares of common stock that are not purchased by other rightsholders under their basic subscription right, subject to availability and pro rata allocation of those shares among rightsholders exercising this oversubscription right. If you opt to exercise the oversubscription right, you must do so with the basic subscription right prior to the expiration time. The subscription rights may not be sold or transferred, and will not be listed for trading on any stock exchange or trading market.

        You should carefully consider whether to exercise your subscription rights before the expiration time. Our Board of Directors is making no recommendation regarding your exercise of subscription rights.

        The following table sets forth the approximate percentage ownership of our securities by our majority-owner, Angostura Limited, if none, one-half or all of the shares offered in the rights offering are purchased by holders of our common stock:

Number of Shares of Common Stock Purchased in the Rights Offering	Percentage of Common Stock Beneficially Owned by Angostura Limited
0	67.8%
204,394	65.6%
408,787	63.6%

        Shares of our common stock are traded on the American Stock Exchange under the symbol "RUM." On May 19, 2005, the last reported sales price for our common stock was $13.91 per share.

        Our principal executive offices are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401, and our telephone number is (561) 655-8977.

        An investment in our capital stock is very risky. You should carefully consider the risk factors beginning on page 1 of this prospectus before exercising your subscription rights.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of these securities. This prospectus may only be used where it is legal to sell these securities.

        The date of this prospectus is May 23, 2005 and was first mailed to shareholders on May 23, 2005.

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PROSPECTUS SUMMARY

        The following are summary highlights of selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes specific terms of the rights offering, as well as information regarding our business. We encourage you to read this prospectus in its entirety. All references to "we," "our," "ours," "us," "the Company," or "Cruzan" in this prospectus are to Cruzan International, Inc. and its subsidiaries, unless otherwise indicated. However, in the descriptions of the subscription rights and related matters, these terms refer solely to Cruzan International, Inc. and not to any of our subsidiaries. We also encourage you to review the financial statements and other information provided in the reports and other documents we file under the Securities Exchange Act of 1934, as amended.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q:	What does Cruzan do?
A:
We are a producer and supplier of rum, brandy, wine and spirits to other beverage alcohol manufacturers; a producer, importer and marketer of premium branded spirits; a bottler of beverage alcohol and other beverages on a contract basis and under our own labels; and a producer of vinegar and cooking wine. We operate four production facilities in the United States and one in St. Croix, United States Virgin Islands, and purchase certain products for resale. We are a Delaware corporation organized in 1970 as a successor to a business founded in the Bahamas in 1964.
Q:	What are some significant recent developments in our business?
A:	•
Effective May 2, 2005, we changed our name from Todhunter International, Inc. to Cruzan International, Inc. The name change was approved by stockholders at our annual meeting on March 15, 2005. In conjunction with our new corporate identity, our common stock commenced trading on the American Stock Exchange under the new ticker symbol "RUM," beginning the opening of business on Tuesday, May 3, 2005.
•
Net sales for the first six months of fiscal 2005 were $49,703,827, compared with $44,481,495 reported for the first six months of fiscal 2004. Gross profit was $16,930,617, compared to $15,905,993 in the same period last year, and six-month net income was $78,306, or $0.01 per diluted share, compared with net income of $1,969,814 or $0.35 per diluted share, one year ago.
•
Net sales for fiscal 2005's second quarter were $25,511,634, compared with $22,039,843 reported for fiscal 2004's second quarter. Gross profit was $8,855,625, compared to $8,329,364 in the same period last year, and second quarter net loss was $70,784, or $0.01 per diluted share, compared with net income of $1,118,530 or $0.20 per diluted share, one year ago.

•
During fiscal 2004, we continued our strategy of growing our premium branded spirits segment and capitalizing on our position in the flavored rum category by expanding our sales force and significantly increasing our marketing budget, partly in response to increased competition from new product entries by our major rum spirits competitors, primarily Bacardi, Diageo, Allied Domecq and Pernod Ricard. Fiscal 2004 was a milestone for us in that it was the first time that we executed a print media campaign directed towards consumers. Fiscal 2004 was also the first year that we sponsored a celebrity entertainer, Kenny Chesney, to increase the brand awareness of Cruzan Rum. Kenny Chesney was the Country Music Awards and American Music Awards "Entertainer of the Year" in 2004 and is the reigning Academy of Country Music top male vocalist of the year. We signed a sponsorship contract with Kenny Chesney for an additional three years. Management believes that our brand promotion strategies have been effective in increasing the sales growth of the Cruzan Rum brand by 24% during fiscal 2004, and 30.5% for the first six months of fiscal 2005.
•
In July 2004, we completed the partial consolidation of our bottling operations to reduce overhead. However, bottling operations volume did not meet even our reduced expectations for 2004, which has caused a continuing loss in this segment. We have been placing a renewed emphasis on the sales effort in this segment, seeking other contract bottling opportunities. We have explored other alternatives in our two bottling facilities, including further consolidation, a partial sale and shedding less profitable product lines. In December 2004, management decided to discontinue production of all products in the Lake Alfred bottling plant with the exception of one profitable production line bottling vinegar, cooking wine and juices. In January 2005, the operation of this bottling line was reduced to one shift.
•
In August and September 2004, the eyes of three major hurricanes struck within approximately thirty miles of all of our facilities in Central Florida. Physical damage to our facilities of less than $100,000 occurred as a result of these hurricanes. However, while difficult to quantify, disruptions to business caused by these hurricanes, including several days of plant shut-downs, prolonged loss of power, product shipment interruptions and increased labor costs, contributed to lost sales in the premium branded spirits segment, as well as to the additional costs in the bottling and vinegar and cooking wine segments.
•
In fiscal 2004, we had a loss before income taxes of $4.6 million compared to income of $2.4 million in fiscal 2003. After income taxes, our net loss was $0.9 million in fiscal 2004 compared to net income of $3.4 million in fiscal 2003. This loss was primarily due to the increased marketing expenditures in our premium branded spirits segment, continuing losses in our bottling operations and, to a lesser extent, the hurricane disruptions we experienced in our fourth quarter.

Q:	Why are we engaging in a rights offering?
A:
On June 8, 2004, we entered into a subscription agreement to sell 714,285 shares of common stock of the Company to Angostura Limited, our controlling stockholder, for $10 million in cash. In the same agreement, we agreed to complete a rights offering pursuant to which each of our stockholders (except Angostura Limited and its affiliates) would have the right to purchase common stock of the Company that would permit those holders to maintain their approximate percentage stock ownership in the Company.

Our primary purposes for the rights offering are to assist in the funding of the growth initiatives for our Cruzan brand of rum, allow the holders of our common stock an opportunity to further invest in the Company, and allow all of our stockholders (except Angostura Limited and its affiliates) an opportunity to retain their proportionate interest in our capital stock at a price per share of common stock no greater than the price established under the subscription agreement with Angostura Limited.
Q:	What is a rights offering?
A:
A rights offering is a distribution of rights on a pro rata basis to our stockholders. We are distributing to holders of our common stock (except Angostura Limited and its affiliates) as of Friday, May 20, 2005, the record date, one subscription right for each five shares of common stock held on the record date. You will not receive any rights for any fractional portion of a five-share increment you may hold.
Q:	What is a subscription right?
A:	The subscription rights are rights to purchase shares of our common stock. Each subscription right carries with it a basic subscription right and an oversubscription right.
Q:	What is the basic subscription right?
A:	Each basic subscription right entitles you to purchase one share of our common stock at the subscription price of $13.91 per share.
Q:	What is the oversubscription right?
A:
If any holders of subscription rights do not fully exercise their basic subscription rights as of the expiration time of the rights offering, we will permit stockholders who do fully exercise their basic subscription rights to subscribe for additional shares of our common stock at the same subscription price per share, on a pro rata basis, rounded down to the nearest whole share number. This oversubscription right will only be available to stockholders who exercise their basic subscription rights in full, and will only permit subscription for up to the maximum 408,787 shares upon the combined exercise of basic subscription rights and oversubscription rights. We will not issue any fractional shares upon the exercise of oversubscription rights.
Q:	How many shares may I purchase if I exercise my subscription rights?
A:
The number of shares of common stock you can purchase under your basic subscription rights will depend on the number of subscription rights you receive. You will receive one subscription right for each five shares of our common stock held on the record date. Upon exercising your oversubscription rights, you may request to subscribe for up to the maximum 408,787 shares we are offering in this rights offering (less the number of shares exercised under your basic subscription rights) by indicating the number of additional shares you wish to purchase on your rights exercise notice. However, the actual number of shares for which you will be entitled to subscribe under your oversubscription rights will not be able to be determined until after the expiration time of the rights offering and the pro rata allocation.

Q:	What if there is an insufficient number of shares to satisfy the oversubscription requests?
A:
If there is an insufficient number of shares available to satisfy fully the oversubscription requests of rightsholders, each subscription rightsholders who exercised his or her oversubscription right will receive the available shares pro rata, rounded down to the nearest whole share number. As described above, this pro rata allocation will be based on the number of shares of common stock each rightsholder subscribed for upon the exercise of basic subscription rights compared to the total number of shares of common stock subscribed for by all oversubscribing rightsholders pursuant to their exercise of basic subscription rights prior to the expiration time of the offering. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of this rights offering.
Q:	Am I required to participate in the rights offering?
A:	No.
Q:	Will the Company be issuing fractional shares of common stock?
A:
No. You may not purchase fractional shares of common stock pursuant to the exercise of subscription rights. We will accept any subscription indicating a purchase of fractional shares by rounding down to the nearest whole share number and promptly refunding without interest any payment received for a fractional share.
Q:	If I wish to exercise my rights, do I have to exercise all of my rights?
A:
No. You may exercise some or all of your rights. However, if you subscribe for fewer than all the shares represented by your rights, your remaining rights are non-transferable and will expire at the expiration time of the rights offering. You may not sell your remaining rights. In addition, you may only participate in the oversubscription portion of this rights offering if you exercise your basic subscription rights in full.
Q:	How long will the rights offering remain open?
A:
The rights offering will commence on the day this registration statement becomes effective. The rights offering will remain open for 30 days after commencement, and the rights will expire at 5:00 p.m., Eastern Time, on Tuesday, June 21, 2005 unless we extend the rights offering. We reserve the right to extend the rights offering at our discretion for a period not to exceed 30 additional days beyond June 21, 2005, in which event the term "expiration time" will mean the latest date and time to which the rights offering has been extended. We will make a public announcement of any extension by issuing a press release prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time and filing with the Securities and Exchange Commission a Current Report on Form 8-K. In addition, if the commencement of the rights offering is delayed, the expiration time of the rights offering will be similarly delayed. In that event, we will notify you by issuing a press release and filing with the Securities and Exchange Commission a Current Report on Form 8-K.
Q:	When must I exercise my oversubscription rights?
A:
You must exercise your oversubscription rights when you exercise your basic subscription rights in full. However, the number of shares for which you will be entitled to subscribe under your oversubscription rights cannot be determined until after the expiration time of the rights offering period.

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Q:	What happens if I choose not to exercise my subscription rights?
A:
You will retain your current number of shares of our common stock held directly by you even if you do not exercise your subscription rights. If you choose not to exercise your subscription rights, then the percentage of our capital stock held directly by you will most likely decrease, however, the magnitude of the reduction will depend upon the extent to which other rightsholders subscribe in the rights offering.
Q:	What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, custodian bank, or other nominee?
A:
If you hold shares of our common stock through a broker, custodian bank, or other nominee, then we will ask your broker, custodian bank, or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, then you will need to have your broker, custodian bank, or other nominee act for you.
Q:	Will I be charged a sales commission or a fee by the Company if I exercise my subscription rights?
A:
No. We will not charge a brokerage commission or a fee to rightsholders for exercising their subscription rights. However, if you exercise your subscription rights through a broker or nominee, then you will be responsible for any transaction fees charged by your broker or nominee.
Q:	What is the Board of Directors' recommendation regarding whether I should exercise my rights in the rights offering?
A:
Our Board of Directors is not making any recommendation as to whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.
Q:	How was the subscription price established?
A:
The subscription price per share is the lesser of $14.00, which was the price paid by Angostura Limited in connection with our sale of 714,285 shares of common stock of the Company on June 8, 2004, or the closing price of the Company's common stock on the American Stock Exchange on the date that is two business days prior to the effective date of this registration statement.
Q:	Is exercising my subscription rights risky?
A:
Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Some of the risks of participating in the rights offering include the following:
• You may not revoke your subscription rights once you exercise your rights and so you could be committed to buying shares above the prevailing market value of our common stock.
• If you do not act promptly and follow subscription instructions, particularly if you make payment of the subscription price by personal check, then we may reject your exercise of subscription rights.
• Our position for U.S. federal income tax consequences of the receipt of the subscription rights may not be sustained by the Internal Revenue Service.
•
Among other things, you should carefully consider the risks described under the heading "Risk Factors" beginning on page 1 for a more complete discussion of the risks associated with an investment in our common stock.

Q:	May I transfer my subscription rights if I do not want to purchase any shares?
A:	No. Your subscription rights are not transferable.
Q:	How many shares will be outstanding after the rights offering, including those owned by Angostura Limited and our other stockholders?
A:
There were 6,338,519 shares of our common stock outstanding as of May 19, 2005. If all of the rights we are offering are exercised by our stockholders, there will be 6,747,306 shares of our common stock outstanding.

As a result of their large percentage of ownership and board representation, Angostura Limited has significant control over the formulation and implementation of our corporate strategies and policies. In addition, the significant level of Angostura Limited's ownership of our securities could have the effect of discouraging or impeding an acquisition proposal. See "Risk Factors" beginning on page 1 and "The Rights Offering—Effects of Rights Offering on the Ownership of Angostura Limited" on page 15.
Q:	After I exercise my subscription rights, can I change my mind and cancel my purchase?
A:	No. All exercises of subscription rights are irrevocable. See "The Rights Offering—No Revocation" on page 15.
Q:	What are the federal income tax consequences of receiving or exercising my subscription rights as a holder of common stock?
A:
A holder of common stock will not recognize income or loss for federal income tax purposes in connection with the receipt of subscription rights in the rights offering. A holder of common stock will not recognize income or loss for federal income tax purposes upon the exercise of subscription rights in the rights offering. We urge you to consult your own tax adviser with respect to the particular tax consequences of the rights offering or the related share issuances to you. See "Material United States Income Tax Consequences" on page 19.
Q:	If the rights offering is not completed, will my subscription payment be refunded to me?
A:
Yes. The subscription agent will hold all funds it receives in escrow until completion of the rights offering. If the rights offering is not completed, the subscription agent will return, without interest or deduction, all subscription payments. The subscription agent estimates it will take approximately two business days following the termination of the rights offering and clearance of subscription payments in the subscription agent's account (which may take up to five business days) to return the subscription payments.
Q:	If I am a foreign stockholder or a stockholder with an APO or FPO address, how can I exercise my subscription rights?
A:
The subscription agent will mail a rights exercise notice to you if you are a rightsholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your subscription rights, you must notify the subscription agent on or prior to 5:00 p.m., Eastern Time, on June 21, 2005, the expiration time of the rights offering (or the then-applicable expiration time if we extend the rights offering), and take all other steps which are necessary to exercise your subscription rights, on or prior to that time. If you do not follow these procedures prior to the expiration of the rights offering, your subscription rights will expire.
Q:	What should I do if I have other questions?
A:
If you have questions or need assistance, please contact Ezra Shashoua, our Executive Vice President and Chief Financial Officer, at 561-655-8977 or 954-205-8744 from 9:00 a.m. to 5:00 p.m., Eastern Time, Monday through Friday.

RISK FACTORS

        This rights offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following material risks and other information presented or incorporated by reference into this prospectus before deciding to exercise your subscription rights and invest in our common stock. We may not successfully address these risks.

Risks Related to the Rights Offering

        The subscription price determined for this rights offering is not necessarily an indication of our value because the market price of our common stock may fluctuate after the subscription price has been established.

        The subscription price per share is $13.91, the closing price of the Company's common stock on the American Stock Exchange on Thursday, May 19, 2005, the date that is two business days prior to the effective date of this registration statement. The rights offering will not close for 30 days after this registration statement becomes effective, during which period the price per share of the Company's common stock may fluctuate from the subscription price. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the value of our common stock. After the date of this prospectus, our common stock may trade at prices significantly below the subscription price and you may not be able to recover your investment by selling it.

        If you do not exercise all of your rights, you may suffer significant dilution of your percentage ownership of our common stock.

        The rights offering is intended to allow the holders of our common stock an opportunity to further invest in our company, and allow all of our stockholders (except Angostura Limited and its affiliates) an opportunity to retain their proportionate interest in our capital stock at a price per share of common stock no greater than the price established under the subscription agreement with Angostura Limited. To the extent that you do not exercise your rights, and other stockholders purchase common stock in the rights offering, you may experience substantial dilution of your percentage of equity ownership interest and voting power in our company.

        You may not revoke your subscription rights exercise and could be committed to buying shares above the prevailing market value of our common stock.

        Once you exercise your subscription rights, you may not revoke the exercise and cancel the purchase of the shares in the rights offering. The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market value. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the subscription price you paid for those shares.

        If we cancel this rights offering, we will not have any obligation to you except to return your subscription payments.

        If we elect to terminate this rights offering, we do not have any obligation with respect to the subscription rights except to return, without interest or deduction, any subscription payments we received from you. The subscription agent estimates it will take approximately two business days following the termination of the rights offering and clearance of subscription payments in the subscription agent's account (which may take up to five business days) to return the subscription payments. Accordingly, if we terminate this rights offering, you will have lost the opportunity to invest your subscription payment in an alternative, and possibly profitable, investment during the time your subscription payment was held by the subscription agent.

        If you do not act promptly or fail to follow subscription instructions, we may reject your exercise of subscription rights.

        Stockholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., Eastern Time, on Tuesday, June 21, 2005, the expiration time of the rights offering (or the then-applicable expiration time if we extend the rights offering). If you are a beneficial owner of shares, you must act promptly to ensure that your broker, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to June 21, 2005 (or the then-applicable expiration time if we extend the rights offering). We will not be responsible if your broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m. on Tuesday, June 21, 2005, the expiration time of the rights offering (or the then-applicable expiration time if we extend the rights offering). If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in this rights offering, we may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. We do not undertake to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

        If you make payment of the subscription price by personal check, your check must clear before the expiration time of the rights offering or we will reject your exercise of subscription rights.

        Any personal check used to pay for shares to be issued in this rights offering must clear prior to the expiration time of the rights offering, and the clearing process may require up to five business days. If you choose to exercise your subscription rights, in whole or in part, and to pay for shares by personal check and your check has not cleared prior to the expiration time of the rights offering, you will not have satisfied the conditions to exercise your subscription rights and will not receive the shares you attempted to purchase and you will lose the value of your subscription rights.

        Our position regarding the U.S. income tax consequences of the receipt of your subscription rights may not be sustained by the Internal Revenue Service.

        Our position for U.S. federal income tax purposes is that holders of our common stock will not recognize taxable income upon the receipt of the subscription rights. However, if the Internal Revenue Service does not agree with our position, your receipt of the rights may be a taxable event to you. See "Material United States Income Tax Consequences," beginning on page 19.

Risks Relating to Our Common Stock

        Angostura Limited has a significant equity ownership in the Company, which may limit the ability of our other stockholders to influence significant corporate decisions and which could delay or prevent a change of control or depress our stock price.

        As of March 31, 2005, Angostura Limited beneficially owned approximately 67.8% of our outstanding stock, and will beneficially own approximately 63.6% of our outstanding securities, if all of the shares offered in this rights offering are purchased. As a result, Angostura Limited will have the ability to control the outcome of stockholder votes, including votes concerning the election of a majority of our directors, approval of merger transactions involving us, the sale of all or substantially all of our assets or other business combination transactions, charter and bylaw amendments and other significant corporate actions, which could delay or prevent a change in control or depress our stock price.

        The significant equity ownership by Angostura Limited could create conflicts of interest between this majority stockholder and our other stockholders. For example, Angostura Limited may prevent or delay a corporate transaction that is favored by our other stockholders.

        Our stock price has demonstrated volatility and overall declines during recent quarters and continued volatility in the stock market may cause further fluctuations and/or decline in our stock price.

        The trading price of our common stock has and may continue to be volatile, experiencing wide fluctuations and declines. For example, during the first two quarters of fiscal 2005, the closing sale prices of our common stock on the American Stock Exchange ranged from $11.80 on October 13, 2004 to $13.87 on February 15, 2005. Due to our common stock being thinly traded, the price of our common stock is especially susceptible to volatility. Our stock price may decline or fluctuate in response to any number of factors and events, such as announcements related to earnings releases, intense regulatory scrutiny and new corporate and securities and other legislation, strategic and sales relationships, new product offerings by us or our competitors, litigation outcomes, changes in senior management, changes in financial estimates and recommendations of securities analysts, the operating and stock price performance of other companies that investors may deem comparable, news reports relating to trends in our markets and the market for our stock, media interest in accounting scandals and corporate governance questions, overall market conditions and domestic and international economic factors unrelated to our performance.

        We have considered and will continue to consider the possibility of entering into a going-private transaction.

        We have considered and in the future may consider the possibility or feasibility of going private to reduce operating expenses. This would involve the cessation of our filing periodic reports with the SEC under the Securities Exchange Act of 1934, as amended. We have no current plans to initiate a going-private transaction, however, representatives of Angostura Limited have told us that they remain interested in a going-private transaction. As of the date of this prospectus, we have not received an offer for such a transaction. If we elected to pursue a going-private transaction in the future, such transaction could require you to sell your shares back to us at a price determined by our Board of Directors to be a fair price for the shares. If you remained as a stockholder, less information about our business and operations would be available to you, and there would likely be little, if any, trading market for our shares.

        You may suffer additional dilution upon the exercise of stock options.

        In March 2004, our stockholders approved our 2004 Stock Option Plan, which reserved a maximum of 853,000 shares of our common stock for issuance pursuant to awards granted under the Stock Option Plan. On February 24, 2005, our Compensation Committee granted options to purchase 549,000 shares under the Stock Option Plan to our officers and other key employees. The exercise of these, or any other options, would dilute your percentage of equity ownership interest and voting power, even if you exercise your subscription rights in full.

Risks Related to Our Business

        We face competition that may reduce our market share and margins.

        We are in a highly competitive industry and the dollar amount and unit volume of our sales could be negatively affected by our inability to maintain or increase prices, changes in geographic or product mix, a general decline in beverage alcohol consumption or the decision of our wholesale customers, retailers or consumers to purchase competitors' products instead of our products. Within the past two years, no less than four of our largest competitors—Bacardi, Diageo, Allied Domecq and Pernod Ricard—have introduced competitive flavored rum product offerings. Each of these competitors has greater financial resources than we do. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality or pricing, compared to competitive products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers, which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or advertising or promotional expenditures to maintain our competitive position or for other reasons. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in our market share, which would adversely affect our results and hinder our growth potential.

        Our bottling operations have declined, and may continue to decline in the short-term.

        Net sales of our bottling operations have declined in each of the past three fiscal years, including a decrease of 16.6% in fiscal 2004 compared to fiscal 2003. During the first quarter of fiscal 2004, we lost a large private label-bottling customer that accounted for approximately 17.6% of our bottling operations net sales and 5.2% of our bottling operations volume. Sales in our bottling operations also continued to decline as a result of a contraction in the ready-to-drink product category, for which we are a major contract bottler. Responding to this decline, in July 2004 we completed the partial consolidation of our bottling operations to reduce overhead. However, bottling operations volume did not meet even our reduced expectations for fiscal 2004, which has caused a continuing loss in this segment. We are placing a renewed emphasis on the sales effort in this segment, seeking other contract bottling opportunities. We have explored other alternatives in our two bottling facilities, including further consolidation, a partial sale and shedding less profitable product lines. In December 2004, management decided to discontinue production of all products in the Lake Alfred bottling plant with the exception of one profitable production line bottling vinegar, cooking wine and juices. In January 2005, the operation of this bottling line was reduced to one shift. We cannot assure that our ongoing efforts will be successful, or that this segment will experience operating profits in the future.

        Our premium branded spirits segment has experienced, and may continue to experience, operating losses as we reinvest our gross profit from that and other segments in our selling, general and administrative expense for the premium branded spirits segment.

        Net sales of our premium branded spirits segment, which includes our Cruzan Estate Rums and Cruzan Flavored Rums, for the first six months of fiscal 2005 increased by 20.8% compared to the first six months of fiscal 2004. In fiscal 2004, net sales of premium branded spirits included $0.7 million of Cruzan ready-to-drink products and other products that are discontinued. Excluding these discontinued product sales, net sales of premium branded spirits increased by 28.6% in the first six months of fiscal 2005 over the first six months of fiscal 2004. Net sales of our premium branded spirits segment for fiscal 2004 increased by 29% compared to fiscal 2003. However, during the first six months of fiscal 2005, this segment experienced operating losses of $3.3 million, up from operating losses of $1.9 million in the first six months of fiscal 2004. During fiscal 2004, our premium branded spirits segment experienced operating losses of $7.6 million, up from operating losses of $2.3 million in fiscal 2003. These operating losses reflect our continuing efforts to increase market share by reinvesting this and other segments' gross profits in selling and marketing expenses for the premium branded spirits segment. During fiscal 2004 and the first six months of fiscal 2005, we increased our selling, general and administrative expenses in our premium branded spirits segment in an effort to support the continued growth of our Cruzan brand. Management intends to continue these increased expenditures in fiscal 2005 to improve brand growth. We cannot assure that our increased selling and marketing efforts will be successful, or that this segment will experience operating profits in the future.

        The seasonality of our business and the timing of orders could cause our operating results to fluctuate.

        The size and timing of purchase orders and product shipments can cause our operating results to fluctuate significantly from quarter to quarter, particularly since some customers purchase bulk alcohol products in significant quantities at one time or place significant orders at one time for contract bottling services, vinegar and cooking wine. Additionally, some of our products generate higher profit margins than others, and changes in our product mix will therefore cause gross margins to fluctuate. Certain aspects of our business are also seasonal, with increased demand for our contract bottling services from April to October and increased production of some of our bulk alcohol products from November to June, corresponding to the Florida citrus-harvest. As a result of these factors, our operating results may be erratic, varying significantly from quarter to quarter.

        Our dependence on distribution channels may limit our ability to sell our products.

        We sell our popular price and premium branded spirits principally to wholesalers for resale to retail outlets, including package liquor stores and restaurants. The replacement or poor performance of our major wholesalers or our inability to collect accounts receivable from our major wholesalers could materially and adversely affect our results of operations and financial condition. Distribution channels for alcoholic beverages have been characterized in recent years by rapid change, including consolidations of certain wholesalers. Wholesalers and retailers of our products offer products which compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that these wholesalers or retailers may give higher priority to products of our competitors. We cannot assure that our wholesalers and retailers will continue to purchase our products or provide our products with adequate levels of promotional support.

        We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory becomes obsolete and we are required to write down our inventory, net income would be adversely affected.

        We must maintain a relatively large inventory to meet customer delivery requirements for our products, including those in our bulk alcohol, premium branded spirits, bottling operations and vinegar and cooking segments. Our inventory may become obsolete as we and our customers introduce new products, cease to produce old products, or modify the design of a products packaging. We maintain a provision for inventory obsolescence to cover potential write-downs in inventory for obsolescence, but we cannot assure that this provision is adequate, and inventory obsolescence could harm our net income.

        We may be unable to comply with our lender's financial covenants, and therefore our debt repayment may be accelerated unexpectedly.

        In October 2001, we entered into a credit agreement, consisting of a $40 million term loan and a $30 million revolving loan facility. During March 2004, the credit agreement was amended to reduce the revolving loan facility to $15 million. In June 2004, the credit agreement was modified to extend the maturity date of the revolving loans to be the same as the term loans, September 2006.

        In December 2004, we received a waiver of our financial covenants compliance requirement for the quarter ended September 30, 2004. The financial covenant requirements were also amended prospectively in accordance with our business plan for the following fiscal year. We agreed to a .25% increase from our current interest rates so long as the Funded Debt to EBITDA ratio is between 2.50 and 3.25. In addition, if our Funded Debt to EBITDA ratio is between 3.26 and 4.00, the interest rate would be .25% higher than the rate for the 2.50 to 3.25 level. The maturity of the credit agreement was modified to January 31, 2006, and we paid an amendment fee of $107,500.

        We cannot assure that we will be able to continue to comply with the financial covenants. In addition, if we are unable to comply with the financial covenants, we cannot assure that our lenders will grant a waiver of a covenant violation. In the event that we are not in compliance with a financial covenant our lenders have the ability to call our debts, which would have a severe adverse impact upon our operations and our ability to continue as a going concern.

        An increase in excise or other taxes applicable to beverage alcohol products could reduce demand for beverage alcohol products; an increase in government regulations applicable to beverage alcohol products could increase our costs to comply.

        In the United States and other countries in which we operate, we are subject to imposition of excise and other taxes on beverage alcohol products in varying amounts which have been subject to change. Because these taxes are generally passed through, significant increases in excise or other taxes on beverage alcohol products could reduce demand for beverage alcohol products. Many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. In addition, the beverage alcohol products industry is subject to extensive regulation by federal, state, local and foreign governmental agencies concerning such matters as licensing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal and state regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could increase our costs to comply with such new or revised requirements.

        A decline in the consumption of products we sell could adversely affect our sales revenues or margin.

        There have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the United States and other markets in which we operate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

  •
  a decline in the popularity of flavored spirits;

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  demographic and social trends, changes in travel, vacation or leisure activity patterns and a downturn in economic conditions;

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  increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

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  increased activity of anti-alcohol consumer groups;

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  increased federal, state or foreign excise or other taxes on beverage alcohol products; and

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  any decline in the consumption of products we sell could have a significant adverse effect on our sales revenue or margin.

        A small number of customers account for a high percentage of our net sales and if we lose a large customer or are unable to attract new customers, net sales could decline.

        Our bulk alcohol, contract bottling services and proprietary and private label products are sold to a relatively small number of customers and we have large customers for vinegar and cooking wine. The loss of a few of these customers could have a material adverse effect on our liquidity and results of operations. For example, our net sales for our bottling operations decreased 16.6% between fiscal 2003 and fiscal 2004, and 23.5% between fiscal 2002 and fiscal 2003 largely because of the loss of two large customers. We cannot assure that we will not lose other customers.

        We expect that sales of certain products to a small number of customers will continue to account for a high percentage of our net sales for the foreseeable future. For example, for the fiscal years ended September 30, 2004, 2003 and 2002, our top 10 customers accounted for approximately 43%, 58% and 31%, respectively, of our total net sales. Our future success depends on our ability to retain our current customers, and to attract new customers. The loss of one or several customers, whether through termination of agreements, acquisitions or bankruptcy, could significantly reduce our net sales.

        We do not pay cash dividends to our stockholders and we have no plans to pay future cash dividends; our lenders restrict our ability to pay cash dividends.

        We plan to retain earnings to finance future growth and have no current plans to pay future cash dividends to stockholders. Our credit arrangement with our lenders also restricts our ability to pay dividends to 33.33% of our net earnings, so long as we are not in default of our credit agreement. Because we do not pay cash dividends, you will experience a gain on your investment in our common stock only in the case of an appreciation of value of our common stock. We cannot assure, nor should you expect, such an appreciation in value.

        Changes in the regulatory environment for the operation of our business or those of our customers could pose risks and increased expenses.

        The Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the American Stock Exchange has adopted revisions to its requirements for listed companies. We continue to review all of our accounting policies and practices, legal disclosure and corporate governance policies under the new legislation, including those related to our relationships with our independent auditors, enhanced financial disclosures, internal controls, board and board committee practices, corporate responsibility and loan practices, and intend fully to continue to comply with such laws. We expect these new rules and regulations to make it more difficult for us to attract and retain qualified executive officers and qualified members of our Board of Directors, particularly to serve on our various committees of the Board, including and in particular, the audit committee. In addition, compliance with new rules imposed by the Securities and Exchange Commission and the American Stock Exchange will likely cause us to incur increased expenses, including legal and accounting expenses.

        If we do not successfully address the risks inherent in selling to international customers, our net sales and financial results could decline.

        We derived 8% of our net sales from international sales in fiscal 2004 and 6% in fiscal 2003. We hope to expand net sales and plan to increase resources to grow our international operations. We have limited experience in international sales and may not be able to compete or operate effectively in international markets. We face certain risks inherent in conducting business internationally, including:

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  fluctuations in currency exchange rates and imposition of currency exchange controls;

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  language and translation issues;

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  difficulties in collecting accounts receivable and longer collection periods;

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  changes in regulatory requirements;

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  political and economic instability; and

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  potential adverse tax consequences.

        Any of these factors could harm our international sales and, consequently, our business and operating results. Specifically, failure to successfully manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether our ability to generate net sales in key international markets.

        We have a material amount of goodwill, and adverse results in our bulk alcohol and vinegar and cooking wine segments could result in a write-down of goodwill, which in turn could reduce our net income.

        As of March 31, 2005, goodwill represented approximately $20.5 million, or 15.7% of our total assets. Goodwill is the amount by which the costs of an acquisition account for using the purchase method exceeds the fair value of the net assets acquired. We adopted Statement of Financial Accounting Standard No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," in its entirety, on October 1, 2001. Under SFAS No. 142, goodwill is no longer amortized, but instead is subject to a periodic impairment evaluation based on the fair value of the reporting unit. Adverse results in our bulk alcohol and vinegar and cooking wine segments could result in a write-down of goodwill which in turn could reduce our net income.

        Adverse public opinion about alcohol may harm our business.

        In recent years there has been substantial publicity regarding the possible health benefits of moderate alcohol consumption. The results of a number of studies suggest that moderate consumption of beverage alcohol could result in decreased mortality, lower risk of cardiovascular disease, and other health benefits. Alternatively, anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption, publication of studies that indicate a significant health risk from moderate consumption of alcohol or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol generally could adversely affect the sale and consumption of alcohol and the demand for beverage alcohol and could have a material adverse effect on our business, financial condition, and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we incorporate by reference contain "forward-looking statements," as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are statements other than historical information or statements of current condition and relate to future events or the future financial performance of the Company. Some forward-looking statements may be identified by use of such terms as "believes," "anticipates," "intends" or "expects." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors that may cause such a difference include, without limitation, those noted under "Risk Factors" beginning on page 1 of this prospectus. Readers should also carefully review the risk factors described in other documents we file with the SEC, including our Annual Report on Form 10-K for the fiscal year ended September 30, 2004, and the other SEC filings that are incorporated by reference in this prospectus. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        If all shares of common stock offered in the rights offering are purchased by the holders of our common stock on the record date, the aggregate net proceeds to the Company will be approximately $5.6 million after deducting fees and estimated expenses of approximately $85,000. The actual proceeds will depend on the number of shares subscribed for in the rights offering. We anticipate using the net proceeds of this offering to pay down our line of credit, helping improve our liquidity. Our line of credit matures in January 2006 and the interest rate at April 30, 2005 was approximately 5.89%.

DETERMINATION OF OFFERING PRICE

        The subscription price per share is the lesser of $14.00, which was the price paid by Angostura Limited in connection with the sale of 714,285 shares of common stock of the Company on June 8, 2004, or the closing price of the Company's common stock on the American Stock Exchange on Thursday, May 19, 2005, the date that is two business days prior to the effective date of this registration statement. The price paid for our common stock by Angostura Limited was approved by the independent members of our Board of Directors. The independent members of our Board of Directors considered our expected ability to raise capital necessary for us to continue our operations. The committee also took into account the cost and availability of raising funds through other debt or equity methods and an opinion of its financial adviser engaged to evaluate the transaction with Angostura Limited.

THE RIGHTS OFFERING

Reasons for the Rights Offering

        On June 8, 2004, we entered into a subscription agreement with Angostura Limited pursuant to which, among other things, we sold 714,285 shares of our common stock for a purchase price of $10,000,000 or $14.00 per share. In the same subscription agreement, we agreed that, as soon as possible, we would use our best efforts to complete an offering, pursuant to a registration statement filed with the Securities and Exchange Commission, pursuant to which each of our stockholders (except Angostura Limited and its affiliates) would have the right to purchase their pro rata amount of a number of shares of common stock of the Company that would permit them to maintain the same percentage stock ownership as they had prior to the sale of common stock to Angostura Limited on June 8, 2004. Our primary purposes for the rights offering are to raise capital for our growth initiatives for our Cruzan brand of rum, allow the holders of our common stock an opportunity to further invest in the Company, and allow our stockholders (except Angostura Limited and its affiliates) an opportunity to retain their proportionate interest in our capital stock at a price per share of common stock no greater than the price that was established under the agreement with Angostura Limited.

The Subscription Rights

        We will distribute to the holders of record of our common stock at the close of business on Friday, May 20, 2005, the record date, at no charge, subscription rights to purchase up to a total of 408,787 shares of our common stock. The subscription rights will not be evidenced by subscription rights certificates.

        The subscription rights will be offered to our common stockholders based on their percentage ownership on the record date. As the subscription rights are not transferable, only stockholders of record on the record date may exercise the subscription rights. Accordingly, holders of common stock on the record date will receive one subscription right for each five shares of common stock held. Holders will not receive any rights for any fractional portion of a five-share increment they may hold. We will not be issuing fractional shares of common stock pursuant to the exercise of subscription rights. We will accept any inadvertent subscription indicating a purchase of fractional shares by rounding down to the nearest whole share number and promptly refunding without interest any payment received for a fractional share. You are not required to exercise any or all of your subscription rights, but if you do not exercise your basic subscription rights in full, you will not be eligible to exercise any oversubscription rights. We will deliver to you certificates representing the shares which you purchased with your subscription rights as soon as practicable after the rights offering has expired. Each subscription right entitles you to a basic subscription right and an oversubscription right.

Basic Subscription Right

        With each basic subscription right, you may purchase one share of our common stock, upon delivery of the required documents and payment of the subscription price. You are not required to exercise all of your subscription rights. We will deliver to the record holders who purchase shares in this rights offering certificates representing the shares purchased with a holder's basic subscription right as soon as practicable after the expiration time of both the rights offering and the oversubscription rights offering.

Oversubscription Right

        In addition to your basic subscription right, if all of the offered shares are not subscribed for upon the exercise of the basic subscription rights, you may also subscribe for additional shares of our common stock upon delivery of the required documents and payment of the subscription price, at the same time you exercise your basic subscription right before the expiration of this rights offering. You may exercise your oversubscription right only if you exercised your basic subscription right in full and all other rightsholders have not exercised their basic subscription rights in full. Upon exercising your oversubscription rights, you may request to subscribe for up to the maximum 408,787 shares we are offering in this rights offering (less the number of shares you exercised under your basic subscription rights) by indicating the number of additional shares you wish to purchase on your rights exercise notice. However, the actual number of shares for which you will be entitled to subscribe under your oversubscription rights will not be able to be determined until after the expiration time of the rights offering and the pro rata allocation described under "Pro Rata Allocation for Oversubscription Rights," below.

Pro Rata Allocation for Oversubscription Rights

        If not all shares are subscribed for by the exercise of basic subscription rights, then the following procedures will apply for the oversubscription rights. If the total number of shares subscribed for upon the exercise of oversubscription rights by all oversubscribing rightsholders is less than or equal to the total number of shares remaining available under the rights offering, then all oversubscribing rightsholders would receive the full number of shares for which they oversubscribed. If the total number of shares subscribed for upon the exercise of oversubscription rights by all oversubscribing rightsholders is greater than the total number of shares remaining available under the rights offering, then the number of shares oversubscribing rightsholders would receive is subject to proration. We will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those oversubscribing rightsholders. "Pro rata" means in proportion to the number of shares of common stock subscribed for upon the exercise of basic subscription rights by each oversubscribing rightsholder, compared to the total number of shares of common stock subscribed for upon the exercise of the basic subscription rights by all oversubscribing rightsholders prior to the expiration time of the rights offering. If there is a pro rata allocation of the remaining shares and you receive an allocation of a greater number of shares than you subscribed for under your oversubscription right, then we will allocate to you only the number of shares for which you subscribed, and will allocate the remaining shares among all other rightsholders exercising their oversubscription rights. In the event that such pro rata calculation would result in fractional shares for one or more oversubscribing rightsholder, we will round down to the nearest whole share number the number of shares available to such oversubscribing rightsholders.

Full Exercise of Basic Subscription Right

        You may exercise your oversubscription right only if you exercise your basic subscription right in full. To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription rights held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own collectively with your spouse. If you wish to exercise your oversubscription right with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, you only need to fully exercise your basic subscription right with respect to your individually owned subscription rights. You do not have to subscribe for any shares under the basic subscription right owned collectively with your spouse to exercise your individual oversubscription right.

        When you complete the portion of your rights exercise notice to exercise your oversubscription right, you will be representing and certifying that you have fully exercised your basic subscription rights granted pursuant to this prospectus. You must exercise your oversubscription rights at the same time you exercise your basic subscription rights in full, which must be prior to the expiration time.

Return of Excess Payment

        If you exercised your oversubscription right and are allocated less than all of the shares for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction promptly after the expiration time of this rights offering.

Delivery of Shares

        If you purchase shares in this rights offering, we will deliver to you certificates representing the shares of our common stock that you purchased as soon as practicable after the expiration time of the rights offering and after all pro rata allocations and adjustments have been completed. However, we will not be able to begin calculations for any oversubscription pro rata allocations and adjustments until three days after the expiration time of the rights offering, which is the latest date for our stockholders to deliver the rights exercise notice according to the guaranteed delivery procedures.

Expiration of the Rights Offering

        You may exercise your subscription rights at any time before 5:00 p.m., Eastern Time, on Tuesday, June 21, 2005, the expiration time of the rights offering unless we extend the rights offering. We reserve the right to extend the rights offering at our discretion for a period not to exceed 30 additional days beyond June 21, 2005, in which event the term "expiration time" will mean the latest date and time to which the rights offering has been extended. We will make a public announcement of any extension by issuing a press release prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time and filing with the Securities and Exchange Commission a Current Report on Form 8-K. In addition, if the commencement of the rights offering is delayed, the expiration time of the rights offering will be similarly delayed. In that event, we will notify you by issuing a press release and filing with the Securities and Exchange Commission a Current Report on Form 8-K.

        If you do not exercise your subscription rights before the expiration time of the rights offering, your unexercised subscription rights will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the expiration time of the rights offering, regardless of when you transmitted the documents, except when you have timely transmitted the documents under the guaranteed delivery procedures described below.

Termination of the Rights Offering

        We may elect to terminate this rights offering at any time prior to consummation of the offering. We do not have any obligation with respect to the subscription rights except to return, without interest or deduction, any subscription payments we received from you. The subscription agent estimates it will take approximately two business days following termination of the rights offering and clearance of subscription payments in the subscription agent's account (which may take up to 10 business days) to return the subscription payments.

Method of Subscription—Exercise of Subscription Rights

        You may exercise your subscription rights by delivering (or causing to be delivered) the following to the subscription agent, at or prior to 5:00 p.m., Eastern Time, on Tuesday, June 21, 2005 the expiration time of the subscription rights offering (or the then-applicable expiration time if we extend the rights offering):

  •
  your properly completed and executed rights exercise notice with any supplemental documentation; and

  •
  your full subscription price payment for each share for which you choose to subscribe.

Method of Payment

        Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you are subscribing for by:

  •
  check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent; or

  •
  wire transfer of immediately available funds, to the subscription account maintained by the subscription agent. You must confirm receipt of the wire transfer by calling the subscription agent at (212) 509-4000 ext. 536.

        If you decide to pay by check, your check must clear by the expiration time of the rights offering or we will reject your exercise of subscription rights. See "Clearance of Uncertified Checks" below.

Receipt of Payment

        Your payment will be considered received by the subscription agent only upon:

  •
  clearance of any uncertified check;

  •
  receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

  •
  receipt of collected funds in the subscription account designated above and by confirming receipt with the subscription agent.

Clearance of Uncertified Checks

        If you are paying by uncertified personal check, please note that uncertified checks may take five business days or more to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the expiration time of the rights offering to ensure that your payment is received by the subscription agent and clears by the expiration time of the rights offering. We urge you to consider using a certified or cashier's check, money order or wire transfer of funds to avoid missing the opportunity to invest in our common stock should you decide to exercise your subscription rights.

Delivery of Subscription Materials and Payment

        You must deliver your rights exercise notice and payment of the subscription price or, if applicable, notices of guaranteed delivery, to the subscription agent by one of the methods described below:

For delivery by hand delivery, mail, overnight courier:

Cruzan International, Inc.
c/o Continental Stock Transfer & Trust
Attn: Reorganization Department
17 Battery Place, Eighth Floor
New York, NY 10004

        Your delivery to an address other than the address set forth above will not constitute valid delivery. For assistance, call the subscription agent at (212) 509-4000 ext. 536.

        For payment of the subscription price by wire transfer of immediately available funds directly to the account maintained by Continental Stock Transfer & Trust Company, as subscription agent for the Company:

Account Name:	Continental Stock Transfer & Trust Company
Bank:	JP Morgan Chase Bank 52 Broadway, 6th Floor New York, NY 10004
Account #:	475503546
ABA#:	021000021

        You must confirm receipt of the wire transfer by calling the subscription agent at (212) 509-4000, ext. 536.

Calculation of Subscription Rights Exercised

        If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription right with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we will return the excess amount to you by mail without interest or deduction promptly after the expiration time of the rights offering.

Your Funds Will Be Held by the Subscription Agent Until Shares of Our Common Stock Are Issued

        The subscription agent will hold your payment of the subscription price payment in a segregated account with other payments received from other rightsholders until we issue your shares to you upon consummation of the rights offering.

Notice to Record Holders Holding on Behalf of Beneficial Owners

        If you are a broker, a trustee, or a depositary for securities who holds shares of our common stock for the account of others as of the close of business on Friday, May 20, 2005, the record date for the rights offering, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights exercise notice and submit it to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date for the rights offering, provided that, you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification" which we will provide to you with your rights offering materials. If you did not receive this form, you should contact Ezra Shashoua, our Executive Vice President and Chief Financial Officer, at 561-655-8977 or 954-205-8744 to request a copy.

Beneficial Owners

        If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank, or other nominee, we will ask your broker, custodian bank, or other nominee to notify you of this rights offering. If you wish to exercise your subscription rights, only your broker, custodian bank, or other nominee can act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank, or other nominee exercise your subscription rights, you should contact your nominee and request it to effect the transaction for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank, or other nominee the form entitled "Beneficial Owners Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate rights exercise notice, you should contact the nominee as soon as possible and request that a separate rights exercise notice be issued to you. You should contact your broker, custodian bank, or other nominee if you do not receive this form, but believe that you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank, or nominee or if you receive it without sufficient time to respond.

Instructions for Completing Your Rights Exercise Notice

        You should read and follow the instructions accompanying the rights exercise notice carefully. If you want to exercise your subscription rights, you should send your rights exercise notice with your subscription price payment to the subscription agent. Do not send your rights exercise notice and subscription price payment to us. In addition, if you are exercising your basic subscription rights in full and are exercising your oversubscription rights, please so indicate on your rights exercise notice.

        You are responsible for the method of delivery of your rights exercise notice with your subscription price payment to the subscription agent. If you send your rights exercise notice and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the expiration time of the rights offering. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier's check, money order or wire transfer of funds.

Determinations Regarding the Exercise of Your Subscription Rights

        We will decide all questions concerning the timeliness, validity, form, and eligibility of your exercise of your subscription rights and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not be obligated to make uniform determinations in all cases. We will not receive or accept any subscription until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

        Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of your rights exercise notice and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

Guaranteed Delivery Procedures

        If you wish to exercise your subscription rights, but you do not have sufficient time to deliver your rights exercise notice evidencing your subscription rights to the subscription agent on or before the expiration time of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

  •
  deliver to the subscription agent on or prior to the expiration time of the rights offering your subscription price payment in full for each share you subscribed for under your subscription privileges in the manner set forth under "The Rights Offering—Method of Payment" on page 11;

  •
  deliver to the subscription agent at or prior to the expiration time of the rights offering the form entitled "Notice of Guaranteed Delivery," substantially in the form provided with the "Instructions as to Use of Cruzan Rights Exercise Notice" distributed with your rights exercise notice; and

  •
  deliver the properly completed rights exercise notice evidencing your rights being exercised and the related nominee holder certification, if applicable, to the subscription agent within three business days following the date of your Notice of Guaranteed Delivery.

        Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to Use of Cruzan Rights Exercise Notice, which will be distributed to you with your rights exercise notice. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions which are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

        In your Notice of Guaranteed Delivery, you must state:

  •
  your name and address;

  •
  the number of subscription rights represented by your rights exercise notice and the number of shares of our common stock for which you are subscribing; and

  •
  the institution's guarantee that you will deliver to the subscription agent your rights exercise notice evidencing the subscription rights you are exercising within three business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

        You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights exercise notice at the address set forth above under "Delivery of Subscription Materials and Payment" on page 12. An eligible institution may alternatively transmit its Notice of Guaranteed Delivery to the subscription agent by facsimile transmission (Facsimile No.: (212) 616-7610). To confirm facsimile deliveries, eligible institutions may call (212) 509-4000 ext. 536.

        Our subscription agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. Please call (212) 509-4000 ext. 536 to request any copies of the form of Notice of Guaranteed Delivery.

Questions About Exercising Subscription Rights

        If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this prospectus, the Instructions as to the Use of Cruzan Rights Exercise Notice or the Notice of Guaranteed Delivery, you should contact Ezra Shashoua at the foregoing telephone number.

Subscription Agent

        We have appointed Continental Stock Transfer & Trust to act as subscription agent for the rights offering. We will pay all fees and expenses of the subscription agent related to the rights offering and we have also agreed to indemnify the subscription agent from liabilities which it may incur in connection with the rights offering.

No Revocation

        Once you have exercised your subscription privileges, you may not revoke your exercise. Subscription rights not exercised prior to the expiration date of the rights offering will expire.

Foreign and Other Stockholders

        Rights exercise notices will be mailed to rightsholders whose addresses are outside the United States or who have an Army Post Office or Fleet Post Office address. To exercise such subscription rights, you must notify the subscription agent, and take all other steps which are necessary to exercise your subscription rights on or prior to the expiration date of the rights offering. If the procedures set forth in the preceding sentence are not followed prior to the expiration time, your subscription rights will expire.

Expiration Time, Extensions and Termination

        The rights will expire at 5:00 p.m., Eastern Time, on Tuesday, June 21, 2005, the expiration time of the rights offering unless we extend the rights offering. We reserve the right to extend the rights offering at our discretion for a period not to exceed 30 additional days beyond June 21, 2005, in which event the term "expiration time" will mean the latest date and time to which the rights offering has been extended. We will make a public announcement of any extension by issuing a press release prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time and filing with the Securities and Exchange Commission a Current Report on Form 8-K. In addition, if the commencement of the rights offering is delayed, the expiration time of the rights offering will be similarly delayed. In that event, we will notify you by issuing a press release and filing with the Securities and Exchange Commission a Current Report on Form 8-K. If you do not exercise your subscription rights before the expiration time, your subscription rights will be null and void. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights exercise notice or your payment after that time, regardless of when you sent the rights exercise notice and payment, unless you send the documents in compliance with the guaranteed delivery procedures described above. We may cancel the rights offering at any time prior to the issuance of the shares of our common stock in our sole discretion, in which event we will return your subscription payment, without interest.

No Board Recommendation

        An investment in shares of our common stock must be made according to each investor's evaluation of its own best interests. Accordingly, our Board of Directors makes no recommendation to rightsholders regarding whether they should exercise their rights.

Effects of Rights Offering on the Ownership of Angostura Limited

        Set forth below, for illustrative purposes only, are three scenarios which indicate the effect the rights offering and related share issuance could have on the relative voting and economic interest of Angostura Limited. As of March 31, 2005, Angostura Limited beneficially owned 4,294,583 shares, representing approximately 67.8% of our outstanding common stock.

Number of Shares of Common Stock Purchased in the Rights Offering	Percentage of Common Stock Beneficially Owned by Angostura Limited
0	67.8%
204,394	65.6%
408,787	63.6%

Right to Block Exercise Due to Regulatory Issue

        We reserve the right to refuse the exercise of all of the rights, or some of the rights, by any holder of rights where, in our opinion, we or the holder would be required to obtain prior clearance or approval from any state, federal or foreign regulatory authorities or from our stockholders for the exercise of rights based on any state, federal or foreign laws, rules or regulations or the American Stock Exchange, or other self-regulatory agency, rules or regulations, if, at the expiration time of the oversubscription rights offering, this clearance or approval has not been obtained. For example, we will be required to file an Additional Listing Application with the American Stock Exchange regarding the shares issued in connection with this rights offering. We will exercise this right if we become aware that any such exercise, or partial exercise, may violate any regulation to which we are, or may become, subject. We are not undertaking to advise you of any such required clearance or approval, to obtain any clearance or approval or pay for any expenses incurred in seeking that clearance or approval.

        We are not making this rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from rightsholders who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or, if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, you will not be eligible to participate in the rights offering.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

        We are authorized to issue up to 10,000,000 shares of common stock, par value $.01 per share, and 2,500,000 shares of preferred stock, par value $.01 per share. As of May 18, 2005, there were 6,338,519 shares of common stock issued and outstanding, held of record by 29 stockholders, and no shares of preferred stock outstanding. The following description is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Common stockholders are not entitled to any preemptive rights. The common stock is neither redeemable nor convertible into any other securities. Upon our liquidation, dissolution or winding up, common stockholders are entitled to share ratably in our net assets, after payment in full of all our liabilities and such amounts, if any, as may be due to preferred stock. Common stockholders have no fixed dividend rights but are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. Any declaration of dividends by the Board of Directors is dependent on several factors, including our earnings, capital requirements and financial condition, as well as the limitations contained in our credit agreement.

        Each Common stockholder is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Stockholders do not have cumulative voting rights. As a result, a person or entity controlling the vote of a majority of the outstanding shares of common stock can elect all our directors.

Preferred Stock

        Preferred stockholders may have a claim on our net earnings for the payment of any preferred stock dividends called for by the terms under which the preferred stock is issued, prior to the right of the common stockholders to receive any dividends. Likewise, in the event of our dissolution or liquidation, preferred stockholders may be entitled to a preference in any distribution of our net assets, prior to any distribution to common stockholders, as may be provided for by the terms under which such preferred stockholders is issued. Our Board of Directors is authorized, without prior stockholder approval, to issue the preferred stock and determine the preferences, voting rights and other terms applicable to the preferred stock. We have no plans to issue any preferred stock in the foreseeable future.

Options

        In March 2004, our stockholders approved our 2004 Stock Option Plan, which reserved a maximum of 853,000 shares of our common stock for issuance pursuant to awards granted under the

Stock Option Plan. On February 24, 2005, our Compensation Committee granted options to purchase 549,000 shares under the Stock Option Plan to our officers and other key employees.

        As of the date of this prospectus, there were outstanding options to purchase 921,500 shares of our common stock at a weighted average exercise price of $10.822 per share.

        The following table summarizes information about the stock options outstanding at March 31, 2005:

Exercise Price	Number Outstanding	Number Exercisable	Expiration Date
$ 8.1250	87,500	87,500	February 2006
$ 9.0625	60,000	60,000	May 2008
$ 8.1250	225,000	225,000	December 2008
$12.5500	549,000	0	February 2015

	921,500	372,500

        The exercise price of the stock options is equal to the fair market value on the date of grant.

Antitakeover Effects of Provisions of the Company's Certificate of Incorporation

        Our staggered Board of Directors and its authority to issue the preferred stock could have the effect of discouraging attempts to obtain control of us, whether through a merger, tender offer, proxy contest, or by consent or otherwise, by delaying or making more costly any such attempts. The Board of Directors may issue the preferred stock and the remaining authorized but unissued shares of the common stock without stockholder approval. The preferred stock may be issued with voting and conversion rights which could adversely affect the voting power of the common stockholders. There are presently no agreements or understandings with respect to the issuance of the preferred stock, and the Board of Directors has no present intention to issue any shares of preferred stock. The classification of the Board of Directors into three classes of directors serving staggered terms could have the effect of delaying the election of a majority of the directors serving on the Board of Directors. Our Certificate of Incorporation provides that a director may be removed only by the affirmative vote of at least two-thirds of the voting power of all shares having the right to vote for the election of directors, or the affirmative vote of both 51% of such voting power and a majority of directors who were members of the Board of Directors prior to any person becoming an interested stockholder ("disinterested directors") under Section 203 of the Delaware General Corporation Law, as described below, and that the number of directorships may be increased only by the Board of Directors. These provisions, when coupled with the provisions of our Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with new nominees. Amendment of the provisions of the Certificate of Incorporation relating to the classified board requires the affirmative vote of the holders of at least two-thirds of the voting power of all shares then having the right to vote, or the affirmative vote of both 51% of the voting power of all shares having the right to vote for the election of directors and a majority of disinterested directors.

Section 203 of the Delaware General Corporation Law

        As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which generally prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by certain employee stock plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The provisions of Section 203 requiring a supermajority vote to approve certain corporate transactions could enable a minority of our stockholders to exercise veto power over such transactions.

        Angostura Limited became an "interested stockholder" in 1999; thus, a predominant portion of Section 203 is no longer applicable with respect to Angostura Limited.

Limitation of Liability of Directors and Indemnification

        As permitted by the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of the director's fiduciary duty as a director, except in certain limited circumstances. The Certificate of Incorporation also requires the indemnification of directors and executive officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit agreement with our lenders also restricts our ability to pay dividends to 33.33% of our net earnings, so long as we are not in default of our credit agreement.

DILUTION

        You may experience substantial dilution of your percentage of equity ownership interest and voting power in our company if you do not exercise your basic subscription rights. In addition, it is possible that it may be necessary or appropriate for us to seek to raise additional equity capital in the future and shares of common stock may be offered for sale in the future. In that event, your relative voting power and equity interests could be reduced even if you exercise your subscription rights in this rights offering. As of the date of this prospectus, there were outstanding options to purchase 921,500 shares of our common stock. The exercise of these options would also dilute your percentage of equity ownership interest and voting power. We cannot assure that we will not issue additional shares of common stock in the future, and, if we do, at what price or on what terms.

PLAN OF DISTRIBUTION

        We are offering shares of our common stock directly to you pursuant to this rights offering. Our executive officers may contact common stockholders by mail, telephone, facsimile, and personal interview and may request brokers, dealers, and other nominee stockholders to forward material relating to the offers to beneficial owners of common stock. These officers will not receive any commissions or compensation in connection with these activities other than their normal employment compensation. Currently, we have not employed any brokers, dealers, or underwriters in connection with the solicitation for exercise of subscription rights in this rights offering. During the rights offering period, we may decide to engage a dealer-manager to coordinate the marketing of the rights offering and to solicit stockholders to exercise their subscription rights. We will pay the fees and expenses of Continental Stock Transfer & Trust, as subscription agent, and we have agreed to indemnify the subscription agent from certain liabilities in connection with the offering. We will pay out-of-pocket expenses, including payments to legal advisers, accountants and subscription agents, printing costs, mailing costs and filing fees, estimated to total approximately $85,000.

MATERIAL UNITED STATES INCOME TAX CONSEQUENCES

Certain United States Income Tax Consequences

        The following general summary of the material federal income tax consequences of the rights offering is based on the Internal Revenue Code of 1986, as amended (the "Code"), the treasury regulations promulgated under the Code, judicial authority and current administrative rules and practice, all of which are subject to change on a prospective or retroactive basis.

        This discussion is for general information purposes only and does not consider the specific facts and circumstances that may be relevant to a particular shareholder and does not address the treatment of a stockholder under the laws of any state, local or foreign taxing jurisdiction. The consequences of this offering with respect to any taxes other than federal income taxes also are not discussed. Moreover, special considerations not described in this summary may apply to some taxpayers or some types of taxpayers, including financial institutions, broker-dealers, nominee holders of our shares, life insurance companies, tax-exempt organizations, and foreign taxpayers. The following discussion is limited to those who have held the common stock, and will hold the rights and any common stock acquired upon the exercise of the rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

        The Company has not sought and will not seek an opinion of counsel or ruling from the Internal Revenue Service regarding the federal income tax consequences of this offering. You are urged to consult your own tax adviser with respect to the particular federal income or other income tax consequences to you of the offering, as well as the tax consequences under state, local and foreign law and the possible effects of any change in any such laws.

Receipt of Rights

        You will not recognize taxable income for federal income tax purposes upon receipt of the rights.

        If the fair market value of the subscription rights represents 15 percent or more of the fair market value of your common stock at the time of your receipt of the subscription rights, then the basis in your common stock upon which the subscription rights are issued will generally be allocated among your common stock and the subscription rights in proportion in their respective fair market values as of the day you receive the rights.

        However, if the fair market value of your rights at the time they are received is less than 15 percent of the fair market value of the common stock you own on the date of the receipt of your rights, then no portion of your basis in the common stock will be allocated to the rights and the rights will have a zero basis, unless you elect to allocate basis to your rights. You should consult your own tax adviser concerning whether and how to make such an election.

        Since the rights will not be transferable, it may be difficult to establish the fair market value of the rights and hence the allocation of basis among the common stock and the rights.

        Your holding period with respect to the rights will include your holding period for the common stock with respect to which the rights were issued.

Exercise of Rights

        You will not recognize any gain or loss if you exercise your rights. For the purpose of determining the basis of the stock acquired upon exercise of your subscription rights, the portion of the basis allocated to the rights (if any) will be allocated to the common stock that you receive upon exercise of your rights.

        Your holding period in the common stock that you receive upon exercise of your rights will begin on the day you exercise your rights.

Lapse of Rights

        If your rights expire without being exercised, you will recognize loss to the extent basis (if any) was allocated to the rights as described above.

        The foregoing summary is included for general informational purposes only. Accordingly, we urge you to consult with your own tax adviser with respect to the tax consequences of the rights offering applicable to your own particular situation, including the application and effect of state and local income and other tax laws.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed upon for us by Gunster, Yoakley & Stewart, P.A., West Palm Beach, Florida.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2004 have been so incorporated in reliance on the report of McGladrey & Pullen, LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. Specifically, we are incorporating by reference the document listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (File No. 000-25331):

  •
  Our Annual Report on Form 10-K for the year ended September 30, 2004;

  •
  Amendment No. 1 to Form 10-K for the year ended September 30, 2004, filed with the SEC on March 15, 2005; and

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

        A copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2004, Amendment No. 1 to Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 are included with this prospectus. We will provide a copy of any document incorporated by reference into this prospectus and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to us at the following address and telephone number:

Cruzan International, Inc.
222 Lakeview Avenue, Suite 1500
West Palm Beach, Florida 33401
Attention: Ezra Shashoua
(561) 655-8977, or
(954) 205-8744

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements other information with the SEC. You may read or copy any document we file at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this information may also be obtained by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, our filings with the SEC are also available to the public on the SEC's Internet Web site at www.sec.gov.

        We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933, as amended, with respect to this rights offering. This prospectus does not contain all of the information set forth in the registration statement and its exhibits. For a more complete description of these contracts, agreements or other documents, you should carefully read the exhibits to the registration statement and the documents which we reference under the caption "Incorporation of Certain Documents by Reference."

        The registration statement, together with its exhibits and schedules, which we filed with the SEC, may also be reviewed and copied at the public reference facilities of the SEC located at the addresses set forth above. Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities.

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained, or incorporated by reference, in this prospectus. We have not authorized anyone to provide information different from that contained in, or incorporated by reference in, this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any circumstance under which the offer or solicitation is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

The Subscription Agent For the Rights Offering is:

Continental Stock Transfer & Trust

By Hand, Mail, or Overnight Courier:

Cruzan International, Inc.
c/o Continental Stock Transfer & Trust
Attn: Reorganization Department
17 Battery Place, Eighth Floor
New York, NY 10004

Telephone Number for Confirmation: (212) 509-4000 ext. 536

Until June 21, 2005, offering (or the then-applicable expiration time if we extend the rights offering) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
THE RIGHTS OFFERING
DESCRIPTION OF CAPITAL STOCK
DIVIDEND POLICY
DILUTION
PLAN OF DISTRIBUTION
MATERIAL UNITED STATES INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION